OFFERING STATEMENT
(EXHIBIT A TO FORM C)

10XTS, Inc.
1311 Vine Street
Cincinnati, Ohio 45202
https:// 10XTS. com

September 20, 2018, as amended January 31, 2019

Type of Security Offered	Non-Voting Common Stock
Purchase Price of Security Offered	$3.75/share
Target Maximum Number of Shares	285,333 shares of Non-Voting Common Stock ($1,069,998.75, the "**Target Maximum Offering Amount**")
Target Minimum Number of Shares	13,333 shares of Non-Voting Common Stock ($49,998.75, the "**Target Minimum Offering Amount**")
Closing Date of Offering	September 24, 2019
Minimum Investment Amount (per investor)	$500.00

A CROWDFUNDING INVESTMENT INVOLVES RISK. YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING DOCUMENT OR LITERATURE.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE U.S. SECURITIES AND EXCHANGE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

TABLE OF CONTENTS

TABLE OF EXHIBITS TO THE FORM C OF WHICH THIS OFFERING STATEMENT IS A PART

EXHIBIT A-1 – White Paper
EXHIBIT A-2 – Pitch Deck
EXHIBIT A-3 – Risk Factors
EXHIBIT A-4 – Subscription Agreement
EXHIBIT A-5 – Certificate of Incorporation
EXHIBIT A-6 – Bylaws
EXHIBIT A-7 – Financial Statements
EXHIBIT A-8 – Video Transcript

DISCLAIMER

This Offering Statement forms part of, and should be read together with, the Form C being filed by 10XTS, Inc. (for purposes of this Disclaimer, referred to herein as"10XTS", the "company," and "we") with the U.S. Securities and Exchange Commission in connection a Regulation Crowdfunding offering of 10XTS securities contemplated therein and of which this Offering Statement is a part (the specified Form C and exhibits thereto, including, without limitation, this Offering Statement, the "Whitepaper", the "Pitch Deck" and "Risk Factors," are collectively referred to in this Disclaimer as the "Offering Documents").

Caution Concerning Forward Looking Statements:

The Offering Documents contain forward-looking statements within the meaning of the federal securities laws, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or our future financial or operating performance. In some cases, you can identify forward-looking statements because they contain words such as "may," "will," "should," "expects," "plans," "anticipates," "could," "intends," "target," "projects," "contemplates," "believes," "estimates," "predicts," "potential," or "continue" or the negative of these words or other similar terms or expressions that concern our expectations, strategy, plans, or intentions. We caution you that forward-looking statements in the Offering Documents are not exclusive to those statements containing the words set forth in the preceding list.

You should not rely upon forward-looking statements as predictions of future events. We have based the forward-looking statements contained in the Offering Documents on our current expectations and projections about future events and trends that we believe may impact 10XTS.

We cannot assure you that the results, events, and circumstances reflected in the forward-looking statements in the Offering Documents will be achieved or occur, and actual results, events, or circumstances could differ materially from those described in the forward-looking statements.

The forward-looking statements made in Offering Documents relate only to events as of the date on which the statements are made. We undertake no obligation to update any forward-looking statements made in Offering Documents to reflect events or circumstances after the date of Offering Documents or to reflect new information or the occurrence of unanticipated events,

This Offering Statement, standing alone, does not constitute a prospectus nor offer document of any sort and is not intended, in isolation, to constitute an offer or solicitation of securities or any other investment or other product in any jurisdiction. This Offering Statement does not constitute advice to purchase any 10XTS securities, nor should it be relied upon in connection with, any contract or purchasing decision.

The Company

10XTS, Inc., a Delaware corporation (referred to herein as "**10XTS**")

Principal Office Located at:

1311 Vine Street, Cincinnati, Ohio 45202

Certification of Regulation Crowdfunding Eligibility

10XTS certifies the following:

- 10XTS is organized and subject to the laws of the state of Delaware.

- 10XTS is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- 10XTS is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- 10XTS is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding (see Disqualifications Under 227.503(a)).
- 10XTS has filed with the U.S. Securities and Exchange Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of the Form C to which Memorandum is a part (or for such shorter period to the extent that 10XTS was required to file such reports).
- 10XTS is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- 10XTS has not previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

Directors and Officers

The following table presents information about each of our executive officers, key employees and directors.

Name	Position
Michael Hiles	Chief Executive Officer/President and sole Director
Robert Slater	Chief Operating Officer/Treasurer
John Bentley, II	Chief Technology Officer/Secretary

Michael Hiles - Founder, Chief Executive Officer/President and sole Director
Michael Hiles is a business executive with multiple startup and early stage company experience. In 2016, Michael started planning 10XTS and by early 2017, he formalized the team and launched the company, subsequently attracting immediate attention in the marketplace. Michael frequently speaks at blockchain and digital marketing events and conferences. He consults with early and growth stage companies to help ownership teams define target markets, package their value proposition, and develop accelerated market development strategies in his role as Managing Director (since May of 2016) of the Cincinnati Chapter of the Fournder Institute (as startup accelerator) and his role as Director (since April of 2017) of Inellig8 LLC(a business and technology consulting firm).

Robert Slater - Founder, Chief Operating Officer/Treasurer

Rob Slater a U.S. Veteran and former Program Manager at the US Air Force Research Lab (AFRL) until June of 2016. Robert has significant leadership experience guiding multiple, complex technology teams. After establishing a $40M acquisition program for the B2 antenna upgrade, he led a 100+ member, mult-disciplinary team in the development of an $80M, next-generation aircraft capability. Specifically, in addition to his work for the US Air Force, Rob has served (i) as a Director of Operations responsible for Product Engineering and Development for the Ohio Air National Guard since August of 2013, (ii) as a Founding Member of SlickLabs, LLC, and engineering services firm, providing leadership and business development services since November of 2015, and (iii) as a Program Manager for Ascend Innovations, a medical device technology firm, responsible for product engineering and development from March of 2016 through March of 2017. Rob holds a B.S. in Electrical Engineering from Clemson University and a M.Eng. in Innovation and Entrepreneurship from Wright State University.

John Bentley II - Founder, Chief Technology Officer/Secretary

John is a software architect with over 25 years of experience, spanning from software development to physical infrastructure and all layers in between. John began his career developing network management products for IBM and Broadband Technologies. He then migrated to IT consulting, working with internal IT organizations in the telecommunication, utility, manufacturing, and agri-business industries. Specifically, in the last three years, John as served (i) as the CTO/Cofounder responsible for product engineering and development for SpotOn.Pet, a ride sharing application technology company, (ii) as the Founder responsible for all aspects the business of John2Enterprises, a freelance software development firm since March of 2011, (iii) as Applications Architect responsible for platform architecture and software development of Directions Research, Inc. a data services and exploitation company form May of 2016 through October of 2017, (iv) as Cofounder and CTO responsible for technical strategy and execution for Meelance, Inc. an outsourced technical services firm, from January through May of 2017, and (v) as Senior Software Engineer responsible for software development for Business Backer, a small business financing company. John has a BS in Computer Science from North Carolina State University and an MBA in Social Media Marketing from Southern New Hampshire University.

The company currently has four employees and a number of consultants servicing the company as independent contractors (See the White Paper (defined below)).

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Principal Stockholders

The following table shows the number and percentage of outstanding shares of our common stock that were owned as of January 31, 2019 by:

- each person or entity known by us to own beneficially 5% or more of our common stock;
- each director and executive officer; and
- all directors and executive officers as a group.

The persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The following table reflects our owners of record effective January 31, 2019.

	Voting Common Stock Shares	% of Total Outstanding Voting Shares[1]	% of Total Outstanding Shares[2]
Michael Hiles	3,000,000	54.59%	52.86%
Robert Slater	1,750,000	31.84%	30.83%
John Bentley	250,000	4.55%	4.40%
total	5,000,000	90.98%	88.09%

[1] Total of all outstanding shares of Voting Common Stock and Series A Preferred Stock.

[2] Total of all outstanding shares of Voting Common Stock, Non-Voting Common Stock and Series A Preferred Stock.

Business and Anticipated Business Plan

Please refer to the following exhibits to the Form C of which this Offering Statement is a part, which exhibits are incorporated herein by reference:

1. The 10XTS White Paper included as EXHIBIT A-1 to the Form C of which this Offering Statement is a part (the "**White Paper**");

2. The 10XTS Pitch Deck included as EXHIBIT A-2 to the Form C of which this Offering Statement is a part (the "**Pitch Deck**");

Risk Factors

Please refer to the 10XTS Risk Factors included as Exhibit A-3 to the Form C of which this Offering Statement is a part (the "**Risk Factors**") which exhibit is incorporated herein by reference.

The Offering

Purpose

The funds from this offering will be used to further business development, research and development, and general and administrative expenses to grow the business.

Use of Proceeds

10XTS intends to use the proceeds from this offering in accordance with the following table:

	Minimum	Maximum
Portal Fees	$4,000	$64,200
Research and Development	$21,168	$453,000
Marketing	$15,000	$321,000
General and Administrative	$9,832	$231,800
Total	$50,000	$1,070,000

Completion of Transaction and Delivery of Shares of Non-Voting Common Stock

Investors will be required to execute and deliver a subscription agreement in the form attached hereto as EXHIBIT A-4 to the Form C of which this Offering Statement is a part (the "**Subscription Agreement**") and pay funds into an escrow account maintained by North Capital Investment Technology, Inc. (the "**Escrow Agent**") in accordance with the terms of the Subscription Agreement in order to acquire shares of Non-Voting Common Stock pursuant to the offering contemplated herein.

If 10XTS Inc. reaches the Target Maximum Offering Amount offering amount prior to the September 24, 2019, closing date contemplated in the Subscription Agreement, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released by the Escrow Agent to 10XTS upon closing of the offering.   and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

The offering will be completed upon transfer of funds from the Escrow Agent to 10XTS. At that time, the shares to be acquired in conjunction with the receipt of corresponding funds under the Subscription Agreement, will be registered in the name of the corresponding investor. The shares of Non-Voting Common Stock acquired by investors pursuant to this Regulation Crowdfunding offering are uncertificated. Once an uncertificated share is registered in an investor's name by 10XTS, it is deemed delivered under the Uniform Commercial Code. Investors will be provided with written confirmation of such delivery following the closing of the transaction.

Oversubscriptions will be allocated first based upon size of investment, with larger investments receiving priority over smaller investments, and then, with regard to the minimum sized eligible investment, on a first come-first served basis.

10XTS Capital Structure

Governing Documents – Common and Preferred Stock

The Amended and Restated Certificate of Incorporation of 10XTS, a copy of which is included as EXHIBIT A-5 to the Form C of which this Offering Statement is a part (the "**Certificate of Incorporation**"), and the Amended and Restated Bylaws of 10XTS, a copy of which is included as Exhibit A-6 to the Form C of which this Offering Statement is a part (the "**Bylaws**"), set forth the relative rights and preferences of the capital stock of 10XTS. All discussions of the rights, restrictions and preferences of any shares of capital stock of is qualified in its entirety by the terms of the Certificate of Incorporation and the Bylaws.

The Certificate of Incorporation authorizes 10,500,000, consisting of (a) 10,000,000 shares of Common Stock of the Corporation having a par value of $0.0001 per share, of which 8,500,000 are designated as Voting Common Stock, and 1,500,000 are designated as Non-Voting Common Stock, and (b) 500,000 shares of Preferred Stock of the Corporation all of which are designated as Series A Preferred Stock.

There are currently 5,000,000 shares of Voting Common Stock outstanding, 180,256 shares of Non-Voting Common Stock outstanding, and 495,599 shares of Series A Preferred Stock outstanding. Additionally, there are 699,744 shares of Non-Voting Common Stock reserved for future issuance pursuant to the 10XTS 2017 Equity Incentive Plan, and 495,599 shares of Voting Common Stock reserved for conversion of the outstanding Series A Preferred Stock.

The following is a summary of the material terms of the Voting Common Stock, Non-Voting Common Stock and Series A Preferred Stock:

Series A Preferred Stock

Voting Rights	Each share of Series A Preferred Stock is entitled to that number of votes equal to the largest whole number of shares of Common Stock into which such share of Series A Preferred Stock can convert on any matter brought before the stockholders of 10XTS. Currently the Series A Preferred Stock converts into Common Stock on a 1:1 basis. Additionally, the Certificate of Incorporation affords the holders of Series A Preferred Stock a separate vote with regard to (i) any alteration of the privileges and powers of the Series A Preferred Stock, (ii) any reclassification of shares of Common Stock into a new class or series of stock having rights preferential to the Series A Preferred Stock, and (iii) any redemption of or repurchase of shares of capital stock (subject to limited exceptions regarding the repurchase of employee or consultant held stock at no more than original cost upon termination of such relationship).
Liquidation Preference	In the event of any voluntary or involuntary liquidation, dissolution or winding up of 10XTS or "Deemed Liquidation Event" (as such term is defined in the Certificate of Incorporation (e.g. certain types of merger transactions and sales of substantially all of the assets of 10XTS) the holders of shares of Series A Preferred Stock are entitled to a preferential distribution to the holders of Common Stock of an amount per share equal to the greater of (a) the $0.8071 price per share (as adjusted for certain events), plus any dividends declared but unpaid thereon, or (b) such amount per share as would have been payable had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Article V Section B.3 of the Certificate of Incorporation immediately before such liquidation, dissolution or winding up or Deemed Liquidation Event
Conversion Rights	Shares of Series A Preferred Stock are convertible into shares of Voting Common Stock on a 1:1 basis subject to a "weighted averge" antidilution adjustment in the event of any future issuances of capital stock at a price per share equivalent less than $0.8071 per share (as adjusted for certain events), and all as more specifically described in Article V Section B.3 of the Certificate of Incorporation.
Dividends	Each share of Series A Preferred Stock is entitled to participate in all dividends with the Common Stock on a parri passu basis according to the largest whole number of shares of Common Stock into which a share of Series A Preferred Stock can convert. Currently the Series A Preferred Stock converts into Common Stock on a 1:1 basis.

Voting Common Stock

Voting Rights	Each share of Voting Common Stock is entitled to one vote on any matter brought before the stockholders of 10XTS.
Liquidation Rights	In the event of any voluntary or involuntary liquidation, dissolution or winding up of 10XTS or "Deemed Liquidation Event" (as such term is defined in the Certificate of Incorporation (e.g. certain types of merger transactions and sales of substantially all of the assets of 10XTS), the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.
Dividends	Each share of Voting Common Stock Stock is entitled to participate in all dividends with the Non-Voting Common Stock and Series A Preferred Stock (on an as converted basis) on a parri passu basis. Currently the Series A Preferred Stock converts into Common Stock on a 1:1 basis.

Non-Voting Common Stock

Voting Rights	Except as otherwise required by law, shares of Non-Voting Common Stock shall be non-voting; provided that so long as any shares of Non-Voting Common Stock are outstanding, the Corporation shall not, without the approval of a majority of the outstanding shares of Non-Voting Common Stock, amend, alter or repeal (by merger, consolidation, combination, reclassification or otherwise) the Certificate of Incorporation or Bylaws so as to adversely affect (disproportionately relative to the Voting Common Stock) the preferences, rights or powers of the Non-Voting Common Stock.
Liquidation Rights	In the event of any voluntary or involuntary liquidation, dissolution or winding up of 10XTS or "Deemed Liquidation Event" (as such term is defined in the Certificate of Incorporation (e.g. certain types of merger transactions and sales of substantially all of the assets of 10XTS), the remaining funds and assets available for distribution to the stockholders will be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.
Dividends	Each share of Non-Voting Common Stock is entitled to participate in all dividends with the Voting Common Stock and Series A Preferred Stock (on an as converted basis) on a parri passu basis. Currently the Series A Preferred Stock converts into Common Stock on a 1:1 basis.

Minority Holder Status

As a minority holder of Non-Voting Common Stock investors will have limited ability, if any, to influence the policies of 10XTS or any other corporate actions, including the election of directors, changes to the Bylaws, changes to the Certificate of Incorporation, additional issuances of securities, redemptions of current of future 10XTS securities, a sale of 10XTS' assets, or a merger of 10XTS into another corporation or entity, or transactions with related parties. Those actions are largely within the control of the principal stockholders identified in the "Principal Stockholders" section above. Per the terms of the Certificate of Incorporation, subject to the limited protective provisions of the Non-Voting Common Stock and the Series A Preferred Stock, the Certificate of Incorporation can be amended by a simple majority vote of the voting shares. The only protections that an investor has against related party transactions are those generally afforded under the Delaware corporate code and related case law, i.e.

there are no provisions in the Subscription Agreement, the Certificate of Incorporation or Bylaws that provide specific protection for investors with respect to related party transactions.

Dilution

Investors should understand the potential for dilution. Each Investor's stake in the 10XTS could be diluted due to 10XTS issuing additional shares of stock. In other words, when the Company issues more shares, the percentage of the Company that an investor participating in this Regulation Crowdfunding offering will own will decrease, even though the value of 10XTS may increase. Such investors will own a smaller share of the aggregate outstanding capital stock of 10XTS. If the share price in such future offering is indicative of an appreciated value of 10XTS relative to the $3.75 per share of Non-Voting Common Stock reflected in this Regulation Crowdfunding Offering, then such investors may own a smaller share of a more valuable 10XTS and the value of their Non-Voting Common Stock may reflect a corresponding appreciation as well. On the other hand, if the share price in such future offering is indicative of a depreciated value of 10XTS relative to the $3.75 per share of Non-Voting Common Stock reflected in this Regulation Crowdfunding Offering, then such investors may own a smaller share of a less valuable 10XTS, and the value of their Non-Voting Common Stock may reflect a corresponding depreciation as well.

Such increases in number of shares of 10XTS capital stock outstanding could be the result of another stock offering, employee restricted stock grants, employees exercising stock options, or conversion of certain instruments (e.g., convertible notes, preferred shares or warrants) into shares of the capital stock of 10XTS. If 10XTS issues more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share if newly authorized and issued securities included stated dividend provisions.

Importantly, 10XTS may issue preferred shares in the future that include liquidation preferences to which the Non-Voting Common Stock is subordinated. Such preferences could diminish the residual proceeds of any liquidity event in which holders of Non-voting Common Stock would otherwise be able to participate.

If you are making an investment expecting to own a certain percentage of 10XTS or expecting each share to hold a certain amount of value, it is important to realize how the value of shares of Non-Voting Common Stock shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

There is a high probability that 10XTS will need additional financing in the future. To the extent such financing is executed through the issuance of additional shares of capital stock (as opposed to incurring indebtednesss), any investor participating in this offering will be diluted. To the extent that such financing is executed by 10XTS by incurring indebtedness, the value of the Non-Voting Common Stock of any investor participating in this offering will be at risk if 10XTS is unable to repay such indebtedness.

Transfer and Other Restrictions Imposed upon Non-Voting Common Stock

Bylaws Right of First Refusal Benefiting 10XTS

Section 6.12 of the Bylaws provide 10XTS with a right of first refusal to acquire any shares of capital stock, including Non-Voting Common Stock, that a stockholder intends to transfer for a twenty (20) day period at the same price per share as the stockholder proposes, subject to certain limitations indicated therein (See Section 6.12 of the Bylaws).

Bylaws Authorized Board Restrictions Regarding Distributed Ledger Technology Share Ledger

Section 6.10 of the Bylaws provides that 10XTS may impose such transfer restrictions determined by the board of directors of 10XTS (the "**Board**") as reasonably necessary in order to comply with the functional protocols and requirements of any one or more electronic networks or databases (distributed or otherwise) utilized by the Company for purposes of maintaining any Company records, including, but not limited to, (a) process based restrictions and (b) data/information disclosure based restrictions such as, by way of example and not limitation, production of transfer pricing data that would be further subject to disclosure to the authorized user group(s) of any such electronic networks or databases (distributed or otherwise) (See Section 6.10 of the Bylaws).

Subscription Agreement Right of Redemption

The Subscription Agreement provides that 10XTS may redeem an investor's shares of Non-Voting Common Stock at any point in time after March 31, 2020, provided, however, such investor does not hold more than 6,500 shares of Non-Voting Common Stock. The price per share of Non-Voting Common Stock in such redemption transaction is the fair market value of such share as determined by the Board after considering a third party determination relating thereto procured by the Board from a qualified appraiser, provided, however, that the price may not be less than $3.75 plus a deemed appreciation rate of 3.5% per year, simple interest, based upon the number of days from the date such shares are acquired by the investor and the date such shares are redeemed by 10XTS.

Regulation Crowd Funding Transfer Restrictions

The Non-Voting Common Stock being offered may not be transferred by any investor during the one year period beginning when the securities are issued, unless such shares are transferred:

- to 10XTS;

- to an accredited investor;

- as part of an offering registered with the U.S. Securities and Exchange Commission; or

- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

10XTS Financial Information

Financial Statements

Please refer to the 10XTS, Inc. Financial Statements for the period from August 31, 2017 (inception) through June 30, 2018, with Independent Accountants Review Report included as EXHIBIT A-7 to the Form C of which this Offering Statement is a part (the "**Financial Statements**").

Results of Operations

10XTS did not generate any revenues through the June 30, 2018, date of the Financial Statements. Based on 10XTS' internal forecasting, it expects to be able to operate out of its existing cash reserves without any revenue generation through December 31, 2018. Although 10XTS has generated revenues since June 30, 2018, they have not been material as of the date of this Offering Statement.

Financial Milestones - Goals

10XTS will be investing the proceeds in the continued development of its XDEX platform (See Whitepaper) from its current minimal viable product state to an enterprise ready state capable of full commercial deployment. In conjunction with that development, 10XTS looks to secure increasingly significant revenue streams as it builds an increasingly robust platform for the various DLT applications and use case scenarios discussed in the Whitepaper.

Prior Equity Financing Transactions

During March, April and May of 2018, 10XTS completed a private placement of Series A Preferred Stock pursuant to which it issued 495,599 shares of Series A Preferred Stock at per share price of $0.807104 for an aggregate raise of approximately $400,000 to accredited investors pursuant to the private offering exemption contemplated under Section 4(a)(2) of the Securities Act.

Indebtedness

10XTS has no material indebtedness for borrowed funds.

Liquidity and Capital Resources

10XTS is currently generating operating losses and requires the continued infusion of new capital to continue business operations. If 10XTS is successful in this offering and raises the maximum amount, it anticipates being able to operate through December 31, 2019, without the additional contribution of any significant revenue. If 10XTS is successful in this offering but does not raise the maximum amount, and to the extent that the proceeds therefrom and anticipated revenues do not support the continued operating costs of the corporation currently projected through December 31, 2019, then 10XTS will seek to address such shortfalls through a combination of efforts to raise capital through equity or debt issuances or adjusting its projected cost structure to accommodate the capital resources available.

For further discussion of general challenges facing 10XTS, see the "Barrier to Adoption" discussion in the White Paper (page 8).

For a discussion of milestones and goals impacting 10XTS' financial condition, see the "Go to Market Strategy," "Target Markets," and "Revenue Model" discussions in the White Paper (pages 28-30).

Valuation

Based upon the price of $3.75/share reflected in this offering, 10XTS has estimated a value of approximately $21,360,000 based upon the total number of shares of capital stock currently outstanding. This valuation was based on several factors, including (i) 10XTS' experience in raising $400,000 of seed capital earlier this year, (ii) 10XTS' examination of other blockchain technology companies' information from publicly availaible from Regulation Crowdfunding filings, including their product development, maturity, (iii) the relative maturity of 10XTS' XDEX platform at its current minimum viable product status following operating R&D of the founders for over two years, (iv) the contribution and caliber of 10XTS' key employees and board of advisors, and (v) the valuations and volume of dollars reflected in non-equity ICOs (initial coin offerings) in 2017 and 2018 both domestically and internationally, notwithstanding the fact that many such multi-million dollar offerings had minimal functioning software in place at the time of the offering. In the future, as 10XTS seeks to raise additional capital and price its Non-Voting Common Stock for purposes of attracting and retaining employee and consultant talent in connection with the grant of restricted stock and/or stock options, it will rely upon similar factors in valuing its stock as well as other factors that may prove material.

Intermediary Information

Thrivera Ventures Fund I, LLC, (d.b.a. Wunderfund) ("**Wunderfund**") is serving as the Regulation Crowdfunding intermediary through which this Regulation Crowdfunding offering is being conducted. Wunderfund's U.S. Securities and Exchange Commission Filer CIK is 0001707360.

Upon completion of a successfully funded campaign that reaches or exceeds the Target Minimum Offering Amount, 10XTS will pay Wunderfund a minimum of 10,000 shares of Non-Voting Common Stock plus the difference, not to exceed 5% of the total funds raised, paid in cash based upon the following sliding scale.

Fees	Funds Raised		
7.000%	$10,000	to	$200,000
6.875%	$200,001	to	$220,000
6.750%	$220,001	to	$240,000
6.625%	$240,001	to	$260,000
6.500%	$260,001	to	$280,000
6.375%	$280,001	to	$300,000
6.250%	$300,001	to	$320,000
6.125%	$320,001	to	$340,000
6.000%	$340,001	to	$360,000

5.875%	$360,001	to	$380,000
5.750%	$380,001	to	$400,000
5.625%	$400,001	to	$420,000
5.500%	$420,001	to	$440,000
5.375%	$440,001	to	$460,000

Absence of Disqualifications Under 227.503(a)

With respect to 10XTS, its sole director, its officers, the principal shareholders listed under Prinicpal Shareholder Section, any promoter of this offering, including Wunderfund (each a "**Relevant Person**"), no such Relevant Person has been convicted within ten years before the filing of this offering statement, of any felony or misdemeanor (i) in connection with the purchase or sale of any security; involving the making of any false filing with the U.S. Securities and Exchange Commission, (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice: (i) in connection with the purchase or sale of any security; (ii) involving the making of any false filing with the U.S. Securities and Exchange Commission; or (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

No Relevant Person is subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that (i) at the time of the filing of this Offering Statement bars the person from: (A) association with an entity regulated by such commission, authority, agency or officer, (B) engaging in the business of securities, insurance or banking, or (C) engaging in savings association or credit union activities, or (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this Offering Statement.

No Relevant Person is subject to an order of the U.S. Securities and Exchange Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement: (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal; (ii) places limitations on the activities, functions or operations of such person; or (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock.

No Relevant Person is subject to any order of the U.S. Securities and Exchange Commission entered within five years before the filing of this Offering Statement that, at the time of the filing of this Offering Statement, orders the person to cease and desist from committing or causing a violation or future violation of: (i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder; or (ii) Section 5 of the Securities Act.

No Relevant Person is suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

No Relevant Person has filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the U.S. Securities and Exchange Commission that, within five years before the filing of this Offering Statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

No Relevant Person is such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations

Progress Reporting on Meeting Maximum Target Offering Amount

The progress of the 10XTS's Regulation Crowdfunding fund raising activities will be posted on the Wunderfund 10XTS portal page. Activities will be updated at least once a week until the Maximum Target Offering Amount is achieved, 10XTS stops the funding raising activities, or the termination data has been reached.

Annual Report and Investor Information

Investors will be provided a secure login ID and password to access investor information on the 10XTS website www. 10xts. com.

Additionally, 10XTS will file a report electronically with the U.S. Securities and Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report. Once posted with the U.S. Securities and Exchange Commission, the annual report will also be made available on the 10XTS website www. 10xts. com.

10XTS will continue to comply with the ongoing reporting requirements until:

    (1) 10XTS is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

    (2) 10XTS has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;

    (3) 10XTS has filed at least three annual reports pursuant to Regulation Crowdfunding;

(4) 10XTS or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) 10XTS liquidates or dissolves its business in accordance with state law

Other Material Information

Please refer to the transcript of the video posted on the Wunderfund 10XTS portal page which is included as EXHIBIT A-7 to the Form C of which this Offering Statement is a part.